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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For March 29, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant's name into English)

1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The amended Information Circular of the registrant dated February 28, 2006, furnished as Exhibit 99.2 to this Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 (File Nos. 333-124218, 333-85598 and 333-13956) and Form F-9 (File Nos. 333-113732 and 333-118737).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

        See the Exhibit Index to this Form 6-K.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
Date: March 29, 2006
	By:	/s/ LINDA H. MACKID Name: Linda H. Mackid Title: Assistant Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit No.
99.1	Covering letter dated March 29, 2006 relating to a correction on page 18 of the Information Circular dated February 28, 2006.
99.2	Notice of Annual Meeting of Shareholders dated March 15, 2006 and Amended Information Circular dated February 28, 2006.

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FORM 6-K
DOCUMENTS FILED AS PART OF THIS FORM 6-K
SIGNATURES
FORM 6-K EXHIBIT INDEX